

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 6, 2008

via U.S. mail

Peter Ntephe
Interim Chief Executive Officer
ERHC Energy Inc.
5444 Westheimer Road
Suite 1440
Houston, TX 77056

> **Re:** **ERHC Energy Inc.**
> **Annual Report on Form 10-K**
> **for Fiscal Year Ended September 30, 2007**
> **Filed December 14, 2007**
> **Quarterly Report for the Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **Quarterly Report for the Quarter Ended June 30, 2008**
> **Filed August 12, 2008**
> **Supplemental Response Submitted October 15, 2008**
> **File No. 0-17325**

Dear Mr. Ntephe:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note that the courtesy copies that you provided in hard copy with respect to your proposed disclosure in the amended annual report and quarterly reports do not correspond to the disclosure set forth in your response that you submitted on EDGAR as correspondence. Our review was therefore limited to your response submitted on EDGAR and our comments relate to such submission. In the future, please ensure that courtesy copies correspond to your EDGAR submissions. In addition, please ensure that your next response includes a marked version that

shows changes only to your October 15, 2008 submission. For example, your October 15 submission included a marked version that marked cumulative changes made since your March 26, 2008 submission, rather than solely marking changes made to your July 25, 2008 submission.

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007

General

2.   We reissue our prior comment 1. Please file on EDGAR as correspondence the proposed revised annual report that you submitted in hard copy with your July 25, 2008 response. We also reissue our May 9, 2008 oral comment in which we requested that you submit on EDGAR as correspondence the proposed revised annual report that you submitted in hard copy with your March 26, 2008 response.

3.   We note your response to our prior comment 3 and reissue such comment in part. You did not submit with your supplemental response the February 2006 amendment to the participation agreement with respect to Block 4. Please file such agreement with your amended annual report.

4.   Please ensure that you file all material contracts with your amended annual report. For example, we note that you did not include in your latest submission the employment agreement with James Ledbetter or all relevant participation agreements.

5.   We note your response to our prior comment 5 and reissue such comment in part. Please advise why you have not included, as provided in your March 26, 2008 submission, risk factor disclosure regarding the volatility of foreign governments or a discussion of your working capital requirements in the context of planned operations.

6.   We note your response to our prior comments 17 and 18. We remind you to provide updated signatures and officer certifications when you file your amended annual report.

7.   In several places in your document, you make reference to significant "recoverable reserves potential." In each place where this is mentioned, please include the advisory language that, even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts.

Item 9. Disclosure Controls and Procedures, page 57

8.   We note your response to our prior comment 8 with respect to disclosure in your
        annual report and reissue such comment. Please revise your disclosure in your
        annual report to clarify, if true, that your officers concluded that your <u>disclosure
        controls and procedures</u> are also effective to ensure that information required to
        be disclosed in the reports that you file or submit under the Exchange Act is
        accumulated and communicated to your management, including your principal
        executive and principal financial officers, to allow timely decisions regarding
        required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting, page 51

9.   We note your changes to your disclosure regarding internal control over financial
        reporting, including your disclosure that your internal control over financial
        reporting was effective as of September 30, 2008 to ensure that information
        required to be disclosed in the reports that you file or submit under the Exchange
        Act is accumulated and communicated to your management to allow timely
        decisions regarding required disclosure. Please revise your disclosure to provide
        your management's conclusion regarding the effectiveness of internal control
        over financial reporting as of September 30, 2007.

        In addition, because effective internal control over financial reporting is not
        limited to ensuring that required information is accumulated and communicated to
        management to allow timely decisions regarding required disclosure, please
        revise your disclosure to simply state, if true, that your management concluded
        that your internal control over financial reporting was effective as of the relevant
        period.

Directors and Executive Officers of the Registrant; and Corporate Governance, page 58

Compensation of Directors, page 59

10.   We note your response to our prior comment 9, and your statement that "[t]he
        number of stock awards granted to each director during the 2007 fiscal year was
        determined by reference to the director's cash awards in an equal amount the [sic]
        would yield thirty to fifty percent of total compensation to all directors." If you
        intended to provide that the number of stock awards granted to each director was
        determined by reference to the awards in an equal amount that would yield thirty
        to fifty percent of total compensation of <u>each</u> director, please so state. In
        addition, please disclose how many shares were granted to each director during
        the 2007 fiscal year and disclose how the shares granted are "restricted."

11.   Please disclose by footnote to the "Stock Awards" column to your table at page 59 the grant date fair value of the 2007 restricted stock awards. See Instruction to Regulation S-K Item 402(k)(iii) and (iv). However, if the disclosure provided in such column relates solely to grants of restricted stock made in 2007, please advise.

Grants of Plan-Based Awards, page 63

12.   We note your response to our prior comment 12 and your disclosure that footnote 1 relates to the column "All Other Stock Awards: Number of Shares of Stock or Units." However, your disclosure in footnote 1 that the number in this column reflects the rule 144 restricted stock awarded in 2007 is not consistent with your disclosure in such column that indicates that no stock awards were made to your named executive officers during the fiscal year. Please advise or revise.

Outstanding Equity Awards at Fiscal-Year End, page 63

13.   We reissue our prior comment 13. Please present the information in the table as of the end of your 2007 fiscal year. Your revised disclosure presents outstanding equity awards held by your named executive officers as of December 31, 2007.

Potential Payments Upon Termination or Change of Control, page 64

14.   We note your response to our prior comment 15 and reissue such comment in part. With respect to Mr. Ledbetter's employment agreement, please quantify the estimated payments and benefits that would be provided in each covered circumstance. See Item 402(j) of Regulation S-K. In calculating such payments, you should apply the assumption that the triggering event took place on the last business day of your last completed fiscal year. See Instruction 1 to Item 402(j). In addition, please disclose that after twelve months from the date of commencement of the primary term of the employment agreement, Mr. Ledbetter shall also be entitled to any incentive compensation accrued up to the date of termination.

Quarterly Reports for the Quarters Ended March 31, 2008 and June 30, 2008

15.   We note your response to our prior comment 8 with respect to your disclosure in your quarterly reports and reissue such comment. To the extent that you provide a description of the term "disclosure controls and procedures," please ensure that such description corresponds with the definition of "disclosure controls and procedures" set forth in Exchange Act Rule 13a-15(e). For example, you should also clarify, if true, that your officers concluded as of the end of the relevant period that your disclosure controls and procedures are effective to ensure that

> information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

16. Please ensure that your amended reports, when filed, include updated signatures. In addition, please ensure that such amendments include updated officer certifications.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: R. Winfrey
       T. Towner
       L. Nicholson